SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑          Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐          No  ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Preliminary Results of Operations (Fair Disclosure)
EXHIBIT INDEX
Monthly Factsheet
SIGNATURES

Preliminary Results of Operations (Fair Disclosure)
     *The following estimates are subject to change based on the actual results of our business performance.
1. Details of Results of Operations

Increase
					Results of the	(Decrease)
					same period in	from the same
					Fiscal Year	period in Fiscal
				Increase (Decrease)	ended	Year ended
		Results of	Results of	from Previous	December 31,	December 31,
(Unit: in millions of Won, %)		Current Period	Previous Period	Period (%)	2006 (%)	2006 (%)
Operating Revenue	Current	—	—	—	—	—
	Total	—	—	—	—	—
Operating Income	Current	—	—	—	—	—
	Total	—	—	—	—	—
Ordinary Income	Current	—	—	—	—	—
	Total	—	—	—	—	—
Net Income	Current	—	—	—	—	—
	Total	—	—	—	—	—
Wireless Subscribers		20,733,000 (End of March 2007)	20,561,000 (End of February 2007)	0.84%	19,733,000 (End of March 2006)	5.07%
ARPU (Average Revenue per User)		Won 42,134 (February 2007)	Won 44,013 (January 2007)	(4.27%)	Won 41,268 (February 2006)	2.10%
Average Wireless Internet Revenue per User		Won 10,532 (February 2007)	Won 10,591 (January 2007)	(0.56%)	Won 10,433 (February 2006)	0.95%

Outgoing Voice MOU (Minutes of Usage)		199 minutes (January 2007)	207 minutes (December 2006)	(3.86%)	193 minutes (January 2006)	3.11%

2. Details of Disclosure		Information provider:		SK Telecom IR Team

		Target audience of disclosure:		Securities analysts and institutional investors.

		(Scheduled) information release date:		The above Information will be released by email or at www.sktelecom.com after this disclosure is made.

		Event (Location):		—

3. Contact Details		Person responsible for disclosure (Tel.):		Tae Jin Park, Head of IR Team (822-6100-2400)
		Inquiries relating to disclosure (Tel.):		Jinmo Kim, Manager, IR Team (822-6100-1620)
4. Other Relevant Matters:				Please refer to the attached file for details.

*Related Disclosure: —

EXHIBIT INDEX

Exhibit No.	Description

Factsheet(April)	Monthly Factsheet dated as of

April 3, 2007

Monthly Factsheet	April 3, 2007 IR Office

Subscriber	2006												2007
	Jan	Feb	Mar	April	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar

Population (‘000)	48,311	48,328	48,345	48,362	48,379	48,396	48,412	48,429	48,446	48,463	48,364	48,297	48,310	48,324	48,337

Total Market Subs (‘000)	38,516	38,733	38,917	38,996	39,130	39,382	39,508	39,556	39,703	39,866	40,048	40,197	40,418	40,772	41,101

Market Penetration(%)	79.7%	80.1%	80.5%	80.6%	80.9%	81.4%	81.6%	81.7%	82.0%	82.3%	82.8%	83.2%	83.7%	84.4%	85.0%

SKT Subs (‘000)	19,591	19,669	19,733	19,778	19,849	19,984	19,973	19,982	20,032	20,122	20,202	20,271	20,369	20,561	20,733
1x	18,627	18,726	18,700	18,883	18,986	19,136	19,166	19,206	19,274	19,312	19,425	19,663	19,777	19,970	20,241
EVDO (1)	8,209	8,329	8,474	8,687	8,917	9,122	9,279	9,396	9,518	9,477	9,718	10,038	10,326	10,565	10,889
net Adds	61	79	63	46	71	135	(11)	9	50	90	80	69	98	193	171
activations	468	495	482	300	398	641	425	382	459	516	486	520	626	599	827
deactivations	407	416	419	255	328	506	436	373	410	427	406	451	528	406	656
MNP In	223	232	232	136	202	381	218	204	265	293	246	275	369	245	399
MNP Out	222	233	238	123	189	385	245	223	272	294	266	285	366	247	395

Monthly Churn Rate	2.1%	2.1%	2.1%	1.3%	1.7%	2.5%	2.2%	1.9%	2.0%	2.1%	2.0%	2.2%	2.6%	2.0%	3.2%

Competitors’ Subs (‘000)	18,925	19,063	19,184	19,218	19,281	19,398	19,534	19,573	19,671	19,744	19,846	19,926	20,050	20,211	20,368
net Adds	113	138	121	34	63	117	136	39	98	73	102	80	124	161	158
KTF	12,373	12,455	12,539	12,563	12,584	12,634	12,718	12,732	12,773	12,805	12,863	12,914	12,974	13,076	13,156
LGT	6,552	6,608	6,645	6,655	6,697	6,765	6,817	6,841	6,899	6,940	6,983	7,012	7,076	7,135	7,212

Market Share
SKT	50.9%	50.8%	50.7%	50.7%	50.7%	50.7%	50.6%	50.5%	50.5%	50.5%	50.4%	50.4%	50.4%	50.4%	50.4%
KTF	32.1%	32.2%	32.2%	32.2%	32.2%	32.1%	32.2%	32.2%	32.2%	32.1%	32.1%	32.1%	32.1%	32.1%	32.0%
LGT	17.0%	17.1%	17.1%	17.1%	17.1%	17.2%	17.3%	17.3%	17.4%	17.4%	17.4%	17.4%	17.5%	17.5%	17.5%

ARPU	2006												2007
	Jan	Feb	Mar	April	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar

Monthly ARPU (Won)	43,225	41,268	44,908	43,760	44,510	44,783	43,968	44,208	47,529	45,784	45,431	45,691	44,013	42,134
Sign-up fee	1,083	1,170	1,133	673	904	1,361	960	831	1,055	1,192	1,120	1,195	1,438	1,359
ARPU excl. Sign-up fee	42,142	40,098	43,775	43,088	43,606	43,422	43,008	43,376	46,474	44,592	44,311	44,495	42,575	40,775
Monthly fee & Call charge	25,486	25,071	27,064	26,782	27,315	26,541	26,745	27,054	27,438	26,626	27,123	27,136	26,595	25,247
VAS & others	983	916	1,016	980	934	1,017	1,000	1,180	1,036	1,043	1,057	980	1,050	1,065
Wireless Internet	11,782	10,433	11,569	11,234	11,090	11,753	11,164	11,063	11,272	12,661	11,403	11,935	10,591	10,532
NATE	6,424	5,609	6,109	6,035	5,808	6,189	6,014	5,962	6,206	6,549	5,991	6,237	5,337	5,396
Phone mail	4,905	4,457	5,020	4,855	5,006	4,798	4,752	4,761	4,717	5,427	4,840	5,172	4,874	4,722
Others(2)	452	366	441	344	276	766	398	340	349	685	572	526	380	415
L-M Interconnection	1,667	1,588	1,771	1,764	1,806	1,785	1,739	1,728	2,805	1,779	1,886	1,726	1,838	1,608
M-M Interconnection	2,224	2,091	2,354	2,328	2,460	2,325	2,361	2,352	3,923	2,484	2,841	2,719	2,501	2,324

MOU	2006												2007
	Jan	Feb	Mar	April	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar

Monthly Voice MOU (Outgoing)	193	184	207	202	211	198	202	202	204	203	203	207	199
Monthly Voice MOU (Incoming)	108	104	115	112	116	109	116	111	112	109	112	113	110

Voice Traffic Proportion
SKT->SKT	33.1%	32.9%	33.3%	33.1%	33.3%	33.2%	32.6%	33.0%	33.0%	33.5%	33.2%	33.2%	33.0%
Fixed line->SKT	17.9%	18.4%	17.7%	17.3%	17.2%	17.2%	18.4%	17.1%	17.6%	16.2%	16.9%	16.6%	17.2%
Other Mobile->SKT	17.9%	17.9%	18.2%	18.4%	18.2%	18.3%	18.0%	18.3%	18.2%	18.7%	18.5%	18.6%	18.3%
SKT->Fixed line	13.0%	12.8%	12.6%	12.7%	12.6%	12.6%	12.7%	13.0%	12.8%	12.6%	12.5%	12.8%	12.9%
SKT->Other Mobile	18.0%	18.0%	18.2%	18.6%	18.7%	18.6%	18.2%	18.6%	18.5%	18.9%	18.7%	18.7%	18.5%

(1)	EVDO handset includes June handset.
(2)	Others: Biz solution, Financial Enabler, Leased line business, Global Biz included.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: April 5, 2007